LOCUST WALK SECURITIES, LLC
FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2020

LOCUST WALK SECURITIES, LLC
CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Locust Walk Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Locust Walk Securities, LLC (the Company) as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2020.

Portland, Maine
April 23, 2021

LOCUST WALK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 908,699
Accounts receivable	1,705,457
Accounts receivable from Parent	808,729
Prepaid expenses	24,590
Total Assets	$ 3,447,475

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 13,845
Accounts payable to Affiliate	2,315,458
Total Liabilities	2,329,303
Member's Equity	1,118,172
Total Liabilities and Member's Equity	$ 3,447,475

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Locust Walk Securities, LLC (the "Company") was organized in the state of Delaware on December 14, 2010 as a limited liability company ("LLC"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients. The Company is a wholly owned subsidiary of Locust Walk Partners LLC (the "Parent").

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, had the Company operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash:

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2020, management believes no allowance for uncollectible accounts receivable is necessary.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable. Consequently, the Company believes that its exposure to losses due to credit risk on net accounts receivable is limited.

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Income Taxes:

The Company, with the consent of its Parent, has elected to be treated as a single member LLC for federal and state income tax purposes. Thus, taxable income (or loss) is passed through to the Parent of the Company, and not taxed at the Company level. Thus, there is no provision or liability for income taxes in this financial statement.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statement.

The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2020. The Company does not expect any material change in uncertain tax benefits within the next twelve months.

Use of Estimates:

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates and those differences could be significant.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $530,988 which was $375,701 in excess of its required net capital of $155,287. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2020 was 4.39 to 1.

4. CONCENTRATIONS

One client accounted for 91% of accounts receivable as of December 31, 2020.

5. RELATED PARTIES

The Company has an Expense Sharing Agreement in place with the Parent for services that are shared and paid or received by the Parent. In addition, the Company has an Expense Sharing Agreement with Locust Walk Services Corporation, a related party through common ownership, (the "Affiliate"), for administrative and other expenses that are shared and paid by the Affiliate. As of December 31, 2020, expenses shared totaled $387,612. The expenses shared were $71,816 with the Parent and $315,796 with the Affiliate, respectively.

The Parent and Affiliate may also pay expenses on behalf of the Company and the Company may pay expenses on behalf of the Parent and Affiliate. The Company, Parent, and Affiliate reimburse one another for these expenses as well as the shared expenses. The amounts not yet reimbursed for expenses reimbursable to the Company from the Parent have been included in accounts receivable from Parent in the accompanying statement of financial condition, in the amount of $258,729 and amounts reimbursable to the Affiliate are included in accounts payable to Affiliate in the amount of $2,315,458.

At December 31, 2020, accounts receivable from Parent also included $550,000, which resulted from revenue collected by the Parent on behalf of the Company.

During the year ended December 31, 2020, the Company made capital distributions to the Parent totaling $3,199,000.

6. REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i) – the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

7. COMMITMENTS AND CONTINGENCIES

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. As of December 31, 2020, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

8. RISKS AND UNCERTAINTIES

During 2020, coronavirus disease (COVID-19) caused major disruptions to the economy. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company. However, the potential impact on the Company's financial position cannot be reasonably estimated.

9. SUBSEQUENT EVENTS

The Company's management has evaluated the effect which subsequent events may have on this financial statement. Management's evaluation was completed on April 23, 2021, the date this financial statement was issued.

In January 2021, the Company amended its FINRA Membership Agreement. As a result, the Company now claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) - the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.